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                                                                  EXHIBIT (a)(1)

February 25, 1999

Dear Limited Partner:

         Enstar Income Program II-2, L.P. (the "Partnership") and its corporate general partner, Enstar Communications Corporation (the "General Partner"), have become aware that an unsolicited offer (the "Offer") to purchase outstanding units in the Partnership, at a price of $225 per unit, was commenced by Madison Liquidity Investors 104, LLC ("Madison") pursuant to an offer to purchase dated February 10, 1999. THIS OFFER WAS MADE WITHOUT THE CONSENT OR THE INVOLVEMENT OF THE PARTNERSHIP OR THE GENERAL PARTNER. The Partnership and the General Partner have filed with the Securities and Exchange Commission a Recommendation Statement on Schedule 14D-9, relating to the Offer. A copy of that Recommendation Statement on Schedule 14D-9 is enclosed with this letter and we urge you to review it carefully.

         As more fully described in the Recommendation Statement on Schedule 14D-9, we recommend that you reject Madison's Offer. We note, however, that some unitholders may view the Offer as attractive, even if at a low value, because it offers the prospect of liquidity. We also note that there can be no assurance as to when unitholders will be presented with another opportunity to liquidate their investment in the units. In evaluating the Offer, the Partnership and the General Partner believe that its limited partners should also consider the following information:

* The Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998 was approximately $52.37 per unit. The price offered by Madison represents a valuation of approximately 1.58 times cash flow (after adjustment for the excess of current assets over total liabilities as of December 31,
         1998). The Partnership and the General Partner believe that a valuation of 1.58 times cash flow is considerably lower than the inherent value of the Partnership's assets based on cash flow multiples paid for similar assets.

* As of the date of this letter, the General Partner believes that a reasonable range of valuation per limited partnership unit is between $510 and $580 based on the factors noted below. The General Partner believes that the Madison Offer is inadequate because it is significantly less than the $510 low end of the range provided. The General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998, adjusted for the excess of current assets over total liabilities. The General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price

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                                                                  EXHIBIT (a)(1)

         within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's systems.

* The Partnership and the General Partner believe that secondary market prices generally do not reflect the current market value of the Partnership's assets, nor are they indicative of total return, since prior cash distributions and tax benefits received by the original investor are not reflected in the prices. Nevertheless, the secondary market prices, to the extent that the reported data are reliable, are indicative of the prices at which the Partnership's units trade in the illiquid secondary market. As reported in THE PARTNERSHIP SPECTRUM, the weighted average price was $347.16 per unit for the months of November and December 1998 (based on three trades involving an aggregate of 39 units). There can be no assurance regarding future secondary market prices.

         Furthermore, one of the obligations of the Corporate General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded on an established securities market, a secondary market or the substantial equivalent of a secondary market. As it believes is customary, the Partnership complies with this requirement by adhering to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding units in any given year. AFTER FIVE PERCENT OF THE OUTSTANDING UNITS HAVE BEEN TRANSFERRED IN 1999, NO FURTHER SALES OF UNITS, INCLUDING ANY ATTEMPTED SALES RELATED TO THE MADISON OFFER, WILL BE RECOGNIZED BY THE PARTNERSHIP FOR THE BALANCE OF 1999.

         For the reasons discussed above and more fully described in the Recommendation Statement on Schedule 14D-9, the Partnership and the General Partner recommend that you NOT transfer, agree to transfer, or tender any units in response to the Madison Offer. To the extent that you have previously tendered units pursuant to Madison's Offer, we note that you have a right to withdraw your tender by following the procedures set forth under "Section 5. Withdrawal Rights" in Madison's offer to purchase document.

         If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program II-2, L.P.
Enstar Communications Corporation

cc:      Account Representative